UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 26, 2008

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**1-5532-99**	**93-0256820**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This current report and its exhibit include forward-looking statements. Portland General Electric Company based these forward-looking statements on its current expectations and projections about future events in light of its knowledge of facts as of the date of this current report and its assumptions about future circumstances. These forward-looking statements are subject to various risks and uncertainties that may be outside the control of Portland General Electric Company. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by law, Portland General Electric Company undertakes no obligation to publicly update or revise any forward-looking statements, whether due to new information, future events, or otherwise. This current report should be read in conjunction with Portland General Electric Company's Annual Report on Form 10-K for the year ended December 31, 2007 (to be filed on or about February 27, 2008) and previously filed 2007 Quarterly Reports on Form 10-Q.

Item 2.02   Results of Operations and Financial Condition.

On February 26, 2008, Portland General Electric Company issued a press release announcing its financial results for the three months and year ended December 31, 2007.

The press release issued February 26, 2008 is furnished herewith as Exhibit 99.1 to this Report, and shall not be deemed filed for purposes of Section 18 of the Exchange Act.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits.

99.1 Press Release issued by Portland General Electric Company dated February 26, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>PORTLAND GENERAL ELECTRIC COMPANY</u>
(Registrant)

Date:	February 26, 2008	By:	/s/ James J. Piro
			James J. Piro
			Executive Vice President, Finance
			Chief Financial Officer and Treasurer